Filed by PRA Health Sciences, Inc pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: PRA Health Science,
Commission File No. 001-36732
Date: February 24, 2021

Executive Leadership Team FEBRUARY 24, 2021 Urgent Corporate Update Please Stay Tuned – The Meeting Will Begin Shortly

Colin Shannon Opening Statement Presentation Title: [add title here]

Key Information and Details Presentation Title: [add title here]

Acquisition Announcement • ICON announced today, February 24, its entry into an agreement to acquire PRA Health Sciences. The press release went out earlier this morning. • The transaction is subject to regulatory, government and shareholder approval. The deal is expected to close in Q3 2021. • Until closing, both companies will operate as separate and independent companies. It is business as usual for PRA. • During this time, nothing will change for PRA employees. • The two companies must not exchange any commercially sensitive information including current or future pricing, vendor costs, marketing plans, sales strategies, future hires, customer lists and profit margins. • Unless authorized by your executive leader, you should not be communicating with employees at ICON. • Once the transaction closes, an integration planning period will begin; it will be led by an integration planning team made up of employees from both companies. Confidential 4

Key Messaging about the Acquisition • This strategic transaction brings together two high - quality, innovative, growing organizations with similar cultures and values to create the world’s leading healthcare intelligence and clinical CRO. • After closing, the combined organization will create a new paradigm for bringing clinical research to patients, enabling expanded capabilities for customers and growth opportunities for employees. • This should be perceived as very positive in the industry with our complimentary services and strong market positions. Each company will focus on their clients and business as usual until closing. • After closing, ICON and PRA will be combining from positions of strength – both organizations have a long history of growth, delivered strong Q4 performance, and are expecting strong performance for 2021 and beyond. To ensure continued success, we will harness the outstanding leadership and talent that resides in both organizations to deliver operational excellence and continue our focus and mission on patient - centered drug and device development. − Upon closing, Colin Shannon will join the ICON Board of Directors along with one additional board member from PRA. Confidential 5

Key Messaging about the Acquisition • COVID - 19 created a platform for change that cannot be ignored. The pandemic sped up the adoption of mobile health technologies and healthcare intelligence tools – tools that PRA helped develop – at an unprecedented rate. • The industry is consolidating, and the timing is right to bring the two organizations together so that we are in the best position to meet market demands and accelerate the path to achieving our transformational vision. • Leadership looked at potential partners whose culture and values were a match with PRA’s and who would bring additional capabilities to help us achieve our vision much faster. − The union of PRA and ICON was done after carefully evaluating what was best for the growth of our employees. − PRA brings a strong track record of executing, both operationally and financially; we have market - leading businesses and technology, including our DCT - enabling and commercial connected health platforms, real world data and information solutions, market - leading Strategic Solutions business, vast experience with biotech companies, strong leadership, incredible talent, and a people - first culture. Confidential 6

Client Communications

Client Communications • We want our clients to hear the news from us. Our communications cascade with clients will begin after the completion of this call. • A client communication responsibility matrix has been created to ensure all key clients are covered and we have listed who is responsible for contacting them. Mass communication via SalesForce will be coordinated throughout Thursday and Friday. • We ask that all client - facing team members in BD and operations begin your client communication today after this call and wrap up before EOD. Exception: those who are in Europe/APAC can begin Thursday morning, local time. • Best practices: Make first contact by phone or text. Leave a message if clients cannot be reached directly. Then, send an email with the details and a request to set up a call to discuss further. • We have created communication materials to support you: key messaging, an FAQ and an email template; they will be sent to you right after this call. Please adhere to these talking points. • Please keep track of client correspondence and reaction; alert your FM and divisional leader if executive level follow up is needed. If you are one of the designated people to contact specific clients on the Client Communication Responsibility Matrix, please enter your updates in real time. You will receive a link to the sharepoint site following this call. Confidential 8

Employee and Team Communications Presentation Title: [add title here]

Employee / Team Communications • Earlier today, an email from Colin Shannon to all PRA employees was shared. • You are asked to begin proactive communications with your direct reports and wider teams today and tomorrow. • Executive leaders will each host a 30 - minute divisional town hall for all of their employees during the next several business days; content will include what you heard today and some context for each division. In early March (date TBD), Colin and the executive team will be hosting a live Global Town Hall event for all employees. • Please encourage your teams to attend because the information provided will be the extent of what is available now. A recording will be made available. • We have created communication materials : key messaging for you as you speak with your teams and an FAQ for all employees; an InsidePRA page will be available by Friday. • Important: There are likely to be many questions from team members. Do your best to answer them, but please stick to approved messages. Please get your HRBP involved and escalate concerns as needed. • This is the time to reinforce our OnePRA mentality. Serving our clients and patients at the highest level is our top priority. We need everyone to stay together during this time of transition. Confidential 10

What’s Next? • PRA’s Q4/ Year End 2020 earnings release was distributed this morning; there will not be a call on Friday, Feb. 26 − Results are extremely strong – record earnings, new business awards • Colin Shannon joined ICON’s earnings call this morning at 9 a.m. ET; a link will be shared when it becomes available • Divisional Town Halls coming soon • InsidePRA page with materials suitable for all employees by end of this week • External Communications: Social media content, PRAHS.com splash page, stories in the press about the acquisition • Regular, transparent communications from Executive Leadership Team through closing Confidential 11

Thank You

Cautionary Note Regarding Forward-Looking Statements

- This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland ("ICON") and PRA Health Sciences, Inc., a Delaware corporation ("PRA"), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON's and PRA's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of ICON's and PRA's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON's or PRA's respective businesses; restrictions during the pendency of the potential transaction that may impact ICON's or PRA's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON's or PRA's stock prices; transaction costs; ICON's ability to achieve the benefits from the proposed transaction; ICON's ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON's or PRA's control (including public health crises, such as pandemics and epidemics); risks regarding PRA's ability to maintain large customer contracts or enter into new contracts; PRA's ability to attract suitable investigators and patients for its clinical trials; PRA's ability to keep pace with rapid technological change; PRA's potential liability if a patient is harmed; and the factors set forth under the heading "Risk Factors" of ICON's Annual Report on Form 20-F and PRA's Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

- This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

- In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON's website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA's website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

- ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

- The term "PRA" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

PRAHealthSciences

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